UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Cadrenal Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

127636 108

(CUSIP Number)

Quang Pham

c/o Cadrenal Therapeutics, Inc.

822 A1A North, Suite 306

Ponte Vedra, Florida 32082

(904) 300-0701

(Name, address and telephone number of person authorized to receive notices and communications)

With a copy to:

Leslie Marlow, Esq.

Blank Rome LLP

1271 Avenue of the Americas

New York, New York 10020

(212) 885-5000

December 31, 2023

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 127636 108	SCHEDULE 13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON

Quang X. Pham
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
	Not applicable	(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

3,325,000 (1) shares
	6	SHARED VOTING POWER

3,000,000
	7	SOLE DISPOSITIVE POWER

3,325,000 (1) shares
	8	SHARED DISPOSITIVE POWER

3,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,325,000 shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

48.57% (2)
12	TYPE OF REPORTING PERSON

IN

(1)	Does not include 150,000 shares of common stock issuable upon the exercise of options held by Mr. Pham that are not exercisable within 60 days hereof.

(2)	This percentage is calculated based on 13,022,754 shares of Common Stock of the Issuer issued and outstanding as of December 31, 2023.

CUSIP No. 127636 108	SCHEDULE 13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON

The PVBQ Living Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
	Not applicable	(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

0 shares
	6	SHARED VOTING POWER

3,000,000
	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

3,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

23.04% (1)
12	TYPE OF REPORTING PERSON

OO (Trust)

(2)	This percentage is calculated based on 13,022,754 shares of Common Stock of the Issuer issued and outstanding as of December 31, 2023.

CUSIP No. 127636 108	SCHEDULE 13G	Page 4 of 7 Pages

Item 1(a)	Name of Issuer: Cadrenal Therapeutics, Inc., a Delaware corporation (the “Company”)

Item 1(b)	Address of Issuer’s Principal Executive Offices: 822 A1A North, Suite 306 Ponte Vedra, Florida 32082

Item 2(a)

Name of Person Filing:

Quang Pham (sometimes referred to as the “Reporting Person”) and The PVBQ Living Trust (sometimes referred to as the “Trust”). The beneficiary of the Trust is Mr. Pham’s child and Mr. Pham is the trustee of the Trust, with has sole voting and disposition power with respect to the shares owned by the Trust.

Item 2(b)

Address of Principal Business Office or, if none, Residence:

The address for the principal business office of the Reporting Person and the Trust is:

c/o Cadrenal Therapeutics, Inc.

822 A1A North, Suite 306

Ponte Vedra, Florida 32082

Item 2(c)	Citizenship: The Reporting Person is a citizen of the United States. The Trust was formed under the laws of the State of Florida.

Item 2(d)	Title of Class of Securities: Common Stock, par value $0.001 per share (“Common Stock”)

Item 2(e)	CUSIP No.: 127636 108

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the Person Filing is: Not applicable

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a) (6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a) (19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b) (1) (ii) (E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b) (1) (ii) (F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b) (1) (ii) (G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b) (1) (ii) (J).

CUSIP No. 127636 108	SCHEDULE 13G	Page 5 of 7 Pages

Item 4.	Ownership

As of the close of business on December 31, 2023, the Reporting Person held an aggregate of 6,325,000 shares of Common Stock, which shares include (i) 3,325,000 shares of Common Stock owned by Quang Pham directly; and (ii) 3,000,000 shares of Common Stock owned by The PVBQ Living Trust. The beneficiary of the Trust is Mr. Pham’s child and Mr. Pham is the trustee of the Trust and has sole voting and disposition power with respect to the shares owned by the Trust. The Reporting Person also was issued an option to purchase 150,000 shares of Common Stock on January 18, 2024, of which 0 shares have vested and are exercisable within 60 days of the date of this Report, and which shares are not included in the total shares beneficially owned by the Reporting Person as of December 31, 2023.

The following sets forth in tabular format the share ownership of the Reporting Person as of December 31, 2023:

(a)	Amount beneficially owned: 6,325,000 shares of Common Stock

(b)	Percent of class: 48.57%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 3,325,000 shares

(ii)	shared power to vote or to direct the vote: 3,000,000 shares

(iii)	sole power to dispose or to direct the disposition of: 3,325,000 shares

(iv)	shared power to dispose or to direct the disposition of: 3,000,000 shares

The following sets forth in tabular format the share ownership of the Trust as of December 31, 2023:

(a)	Amount beneficially owned: 3,000,000 shares of Common Stock

(b)	Percent of class: 23.04%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0 shares

(ii)	shared power to vote or to direct the vote: 3,000,000 shares

(iii)	sole power to dispose or to direct the disposition of: 0 shares

(iv)	shared power to dispose or to direct the disposition of: 3,000,000 shares

CUSIP No. 127636 108	SCHEDULE 13G	Page 6 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

As discussed in Item 4, certain shares of Common Stock that the Reporting Person may be deemed to own beneficially are held by or on behalf of persons other than the Reporting Person, which other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

[signature page follows]

CUSIP No. 127636 108	SCHEDULE 13G	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2024

/s/ Quang Pham
Quang Pham

THE PVBQ LIVING TRUST

By:	/s/ Quang Pham
Quang Pham
Trustee